OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

HireJoe, Inc.

2525 Arapahoe Ave.
Ste E4-242
Boulder, CO 80302

www.hirejoe.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 shares of Common Stock ($100,000)

Minimum 10,000 shares of Common Stock ($10,000)

Company	Hirejoe, Inc., a Colorado corporation (the "Company").
Corporate Address	2525 Arapahoe Ave, Ste E4-242, Boulder, CO 80302
Description of Business	Is a free and easy way for homeowners to hire handymen and manage home repair projects from inception to completion.
Type of Security Offered	Common Stock
Minimum Investment Amount (per investor)	$100 (100 shares)
Price	$1 per share.

Perks

$100 - if you invest $100, you will receive a social media shout-out and signed thank you card from the HireJoe team.

$250 — If you invest $250, you will receive a Limited Edition "Get it Done!" T-shirt and signed thank you card from the HireJoe team.

$ 500 — If you invest $500, you will receive a personal phone call from the CEO, a free 30-minute business consultation and our Limited Edition "Get it Done!" T-shirt.

$1,000 — If you invest $1,000, you will receive an invitation to our official launch party in Denver, CO, plus $100 in HireJoe Credits, Limited Edition "Get it Done!" T-shirt.

$5,000 — If you invest $5,000, you will receive RT airfare + 1 nights lodging for 1 person to our launch party, plus $500 in HireJoe Credits, and our Limited Edition "Get it Done!" T-shirt.

$ 10,000 — If you invest $10,000, you will receive RT airfare + 1 nights lodging for 2 people to our launch party, plus $1,000 in HireJoe Credits, a framed photo with the HireJoe Team and of course our Limited Edition "Get it Done!" T-shirt.

*All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

HireJoe is a home services app dedicated to helping home owners with home repair and maintenance needs. They can post jobs, hire home pros, review costs and provide payment all through the HireJoe App. For the home pro, we solve the problem of finding work, providing remote estimates, getting hired, managing costs and collecting payment all through the HireJoe App.

The company started with one major customer, a property management company, prior to developing the App. In the course of working over 130 projects, the App was developed and tested. We currently have a database of 130 customers and 24 contractors serving the Denver area.

The beta is currently running in the Denver market. Our CEO/CTO, Paul Wagner, is founder of CreativeLabs.TV. Through CreativeLabs, HireJo is able to access a variety of senior-level full-stack engineers and UI developers at cost.

The competitive landscape for HireJo isn't deep but diverse and growing. We were among the first to execute on an end-to-end home services solution in 2015. One competitor with a different business model but very similar value proposition is ClipCall.it. They lack a closed-loop community of contractors with standardized pricing like HireJoe and offer more than home repair for remote estimating. A mistake in our experience as complex projects like renovations require a site visit.

This leads to our next competitor, Service Whale, based out of the east coast and with a very similar value proposition to HireJoe but positioned to cater the more complex renovations and remodel-type projects. They claim a "smart" automated estimating process that can deliver remote estimates on complex projects. Their first year total revenues were less than $1k. Our first year revenues were in excess of $100k, proving our model in real-world projects.

The team

Officers and directors

| Paul Wagner | CEO, CTO, Chairman |

| John Rarity | CIO, Vice-president |

Paul Wagner

Paul is co-founder of HireJoe and serves as its CTO, CEO, Chair and Treasurer since September 2017. In January of 1998, Paul founded CreativeLab.TV and currently serves as its CEO. CreativeLab specializes in enterprise web and mobile tech development. His clients have included Google, Aetna, IBM, AT&T, Reebok, Sprint, AOL, among other. From June 2015 to August 2016, Paul also founded and served as CEO/ CTO for Collabsy.com, a project management software application. Paul is also a 5-Time EMMY® Award Winner, author of "Startup Confidential" and has worked as an executive in Technology and Entertainment for over 25 years.

John Rarity

John is the Founder of HireJoe and serves as its CIO, Vice-president and Secretary since September 2017. He previously served as CEO from October, 2015 to September 2017. In 2013, John founded PKB Fit, LLC and continues to serve as its Director of Product and Business Development. Pending the closing of funding through StartEngine, John will be stepping down from PKB Fit and focusing full-time on HireJoe. John is also passionate about personal development (Mindfuly.com) and leads meet-up groups on entrepreneurship and mindfulness in the Denver-area. He holds a BS in Business Administration from UT at Austin.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going

concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for our services, people think they are a better option than the competition and we have priced our services at a level that allows the company to make a profit and still attract business.

- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that we will be able to successfully launch our product and that it will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If our new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including handyman services, accounting, legal work, public relations and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the home services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of our products and services at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Paul Wagner, 52.34% ownership, Common Stock
- John Rarity, 39.84% ownership, Common Stock

Classes of securities

- Common Stock: 9,000,000

  The Company is authorized to issue up to 5,000,000 shares of common stock. There are a total of 900,000 shares currently outstanding (calculated on a fully diluted basis). The 900,000 shares outstanding includes 100,000 unallocated shares currently reserved for the options pool.

  #### Voting Rights *(of this security)*

  The holders of shares of the Company's common stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  #### Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of stock that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising employee options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares.

If we decide to issue more shares, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each shares, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The HireJo App was built with over 130 projects of experience fixing homes and apartments with total revenues of $168,509 since inception. The App itself was release in beta to over 30 people and used in 10 individual projects and 20+ project-managed projects (individual means home owners used the App directly and project managed means HireJo used the App on behalf of the customer on larger, remodel projects).

Total Income for the first fiscal year of operations, from October thru December 2015, was $28,895 with COGS of $17,710. Total income for 2016 was $139,614 with COGS of

$90,357. These figures are largely based on project revenues prior to the beta release. Since the beta release was pulled prior to any significant scaled use of the App, these figures are not predictive of future results.

The revenue model moving forward is based on a set percentage of total labor cost. Similar to the Uber or Lyft ride sharing apps, each handyman will keep 85% of total labor cost, leaving the remaining balance of 15% to cover the HireJo service fee. This is in contrast to the previous revenue model, where HireJo typically stepped-in on behalf of the customer to manage projects prior to the release of the App.

We currently have a database of 140 customers and 25 contractors in the Denver market.   Based on previous usage acceptance rates of the App, we believe that a resumption of the beta by August of 2017 to the Colorado market will result in a conservative 50+ projects on a monthly basis by the end of 2017.

Financial Milestones

With a completed beta of the App and existing user acceptance testing rates, the company anticipates deployment of a complete version one release by January 2018, resulting in net income losses for 2017 and positive net income in 2018. Management currently forecasts 2018, 2019 and 2020 revenue of $2.5 million, $10 million and $31 million respectively.

In order to achieve these goals, the company must maintain an average total project cost of $579 ($769 actual average) and reach 800 completed projects per month by December 2018, 2,700 per month by December 2019 and 8,000 per month by December 2020.

Other revenue streams include a 3% processing fee charged to customers to off-set credit-card merchant fees (similar to AirBnB payment processing fees) and contractor profile webpages. Each accounting for 3.5% and .2% of total revenues, respectively.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the infusion of new capital to continue business operations. These funds are critical to the short-term viability of the business and will immediately be put to work to resume beta testing. The App is currently functional and complete but requires daily maintenance and support against bugs from mobile platform updates releases, as well as address user support queries and concerns. In coordination with beta testing, key updates to the website and relevant promotional efforts within the Denver market will be put into play to build on past and current project history and maximize repeat and referral users.

As there already exists a user database of contractors and customers, the beta release is poised to resume in short-order and begin generating revenues from the start. The company anticipates relying on available cash for 6 to 9 months before revenues are significant enough to support operations and does not foresee the need to raise additional capital prior to a merger or acquisition within 2 to 3 years.

Home Advisor, one of the largest home services companies in the country (IAC), based out of Golden, Colorado (a short-drive away) is looking to acquire growing companies in this sector and already expressed an interest in HireJo, pending a version one release and successful launch. Should market demand develop more quickly than anticipated and additional capital is needed to support growth, the company has several resources among local and regional angel investors as well lending organizations.

Indebtedness

The company has current liabilities of $5,598.10. This consists of $889 to Kabbage Inc with no interest rate and maturity date of December 31, 2018; $4,709.10 to OnDeck Capital with no interest rate and maturity date of December 31, 2018.

Recent offerings of securities

None

Valuation

$900,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$6,000
Legal Fees	$500	$2,000
Net Proceeds	$9500	$98,000

Use of Net Proceeds:		
Bookkeeping	$0	$7,500
Insurance	$750	$4,000
Office supplies, phone	$0	$1,700
Technology Development	$5,150	$38,000
Marketing	$3,000	$24,000
Software Subscriptions	$500	$2,000
Management fees	$0	$7500
Customer support		$9,300
Total Use of Net Proceeds	$10,000	$100,000

We are seeking to raise a minimumof $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us into positive net revenues and into a seed round of $500,000 by the beginning of the 3rd quarter of 2018.

The Technology development fees will cover the continued development and testing of the HireJoe beta, towards the ultimate release of the version 1.0. These will cover specific service enhancements by way of "sprints" as assigned to the development team by the Chief Product Officer. The type and number of sprints will vary from 3 to 6 week sprints and determined by the product backlog list and input from the various stake holders and end-users.

The Marketing expenses will be controlled through phases, leading towards a state-wide release of the version 1.0. These phases will include:

- Advertising and collateral development
- Email newsletter – HireJoe news
- Development of add campaigns and video for launch
- Focus group to unsure the HireJoe app is customer ready for launch
- Recruitment of contractors in Denver and expansion markets
- Press release in Denver as well as expansion markets
- Advertising on social media (Facebook, LinkedIn), Bigger Pockets, sponsored posts, paid advertisements
- Denver launch event
- Newsletter for realtors – HireJoe handyman minute
- Exhibiting at trade shows in Denver and expansion markets
- Printed sales collateral

Irregular Use of Proceeds

The Company will not incur any Irregular Use of Proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at HireJoe.com/annualreports in the bottom menu area labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HireJoe, Inc.

[See attached]

Financial Signature Page

I, John Rarity, the CEO of HireJo Services, LLC, hereby certify that the financial statements of HireJo Services, LLC and notes thereto for the periods ending December 2015 and December 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $139,179 taxable income of $19,051 and total tax of $3,856.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th of July, 2017.

CEO

7/25/2017

HIREJO SERVICES, LLC
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

HIREJO SERVICES, LLC
Index to Financial Statements
(unaudited)

HIREJO SERVICES, LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal	-38.90
WF Checking 9827	-4.28
Total Bank Accounts	**$ -43.18**
Accounts Receivable	
Accounts Receivable (A/R)	435.00
Total Accounts Receivable	**$435.00**
Other Current Assets	
Security Deposits	1,845.00
Total Other Current Assets	**$1,845.00**
Total Current Assets	**$2,236.82**
TOTAL ASSETS	**$2,236.82**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	11,147.32
Total Accounts Payable	**$11,147.32**
Other Current Liabilities	
KABBAGE INC LOAN	889.00
Loan from PKB	763.05
On Deck Capital	4,709.10
Total Other Current Liabilities	**$6,361.15**
Total Current Liabilities	**$17,508.47**
Total Liabilities	**$17,508.47**
Equity	
Contributions and Draws - JJ	-11,469.47
Contributions and Draws - JR	-19,711.06
Retained Earnings	8,468.00
Net Income	7,440.88
Total Equity	**$ -15,271.65**
TOTAL LIABILITIES AND EQUITY	**$2,236.82**

HIREJO SERVICES, LLC
BALANCE SHEET
(unaudited)

BALANCE SHEET

As of December 31, 2015

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
WF Checking 9827	681.31
WF Savings 6987	0.00
Total Bank Accounts	**$681.31**
Total Current Assets	**$681.31**
TOTAL ASSETS	**$681.31**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Contributions and Draws - JJ	-1,838.69
Contributions and Draws - JR	-5,948.00
Retained Earnings	
Net Income	8,468.00
Total Equity	**$681.31**
TOTAL LIABILITIES AND EQUITY	**$681.31**

HIREJO SERVICES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

PROFIT AND LOSS
January - December 2016

	TOTAL
INCOME	
Sales	4,386.54
Service Income	135,227.48
Total Income	**$139,614.02**
COST OF GOODS SOLD	
Contract Labor	53,397.84
Contract Services	13,318.69
Merchant Fees	235.43
Tools and Materials	23,405.40
Total Cost of Goods Sold	**$90,357.36**
GROSS PROFIT	**$49,256.66**
EXPENSES	
Admin	
Accounting	545.00
Admin Labor	3,486.82
Auto Expense	157.57
AWS	220.96
Bank Fees	470.75
Bookkeeping	649.00
Financial Consulting	5,154.37
Insurance Expense	3,407.19
Legal	8,219.70
License and Fees	85.00
Office Supplies	144.46
Payroll Expenses	50.00
Phone and Internet	831.23
Postal Services	328.21
Professional Consulting	206.00
Rent Office	3,983.43
Software Development	9,585.94
Software Subscriptions	749.26
Total Admin	38,274.89
Advertising and Promotion	14.98
Advertising	242.29
Total Advertising and Promotion	257.27
Seminar	149.00
Travel Meals Entertainment	44.88
Fuel	1,153.93
Meals & Entertainment	1,695.81
Parking & Tolls	240.00
Total Travel Meals Entertainment	3,134.62
Total Expenses	**$41,815.78**
NET OPERATING INCOME	**$7,440.88**

HIREJO SERVICES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
(unaudited)

	TOTAL
OTHER EXPENSES	
TOTAL TAXES	$3.856.00
Total Other Expenses	$0.00
NET OTHER INCOME	$0.00
NET INCOME	$7,440.88

HIREJO SERVICES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
(unaudited)

PROFIT AND LOSS
January - December 2015

	TOTAL
INCOME	
Service Income	28,895.64
Total Income	**$28,895.64**
COST OF GOODS SOLD	
Contract Labor	11,565.82
Contract Services	547.98
Disposal Fees	220.00
Tools and Materials	5,376.78
Total Cost of Goods Sold	**$17,710.58**
GROSS PROFIT	**$11,185.06**
EXPENSES	
Admin	
Bank Fees	41.00
Legal	239.90
Office Supplies	42.69
Phone and Internet	325.05
Postal Services	138.72
Software Development	1,500.00
Software Subscriptions	30.57
Total Admin	**2,317.93**
Travel Meals Entertainment	
Fuel	175.97
Meals & Entertainment	221.41
Parking & Tolls	1.75
Total Travel Meals Entertainment	**399.13**
Total Expenses	**$2,717.06**
NET OPERATING INCOME	**$8,468.00**
NET INCOME	**$8,468.00**

HIREJO SERVICES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

STATEMENT OF CASH FLOWS
January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	7,440.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-435.00
Security Deposits	-1,845.00
Accounts Payable (A/P)	11,147.32
KABBAGE INC LOAN	889.00
Loan from PKB	763.05
On Deck Capital	4,709.10
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,228.47
Net cash provided by operating activities	**$22,669.35**
FINANCING ACTIVITIES	
Contributions and Draws - JJ	-9,630.78
Contributions and Draws - JR	-13,763.06
Net cash provided by financing activities	**$ -23,393.84**
NET CASH INCREASE FOR PERIOD	**$ -724.49**
CASH AT BEGINNING OF PERIOD	681.31
CASH AT END OF PERIOD	**$ -43.18**

HIREJO SERVICES, LLC
STATEMENTS OF CASH FLOWS
(unaudited)

STATEMENT OF CASH FLOWS
January - December 2015

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,468.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$8,468.00**
FINANCING ACTIVITIES	
Contributions and Draws - JJ	-1,838.69
Contributions and Draws - JR	-5,948.00
Net cash provided by financing activities	**$ -7,786.69**
NET CASH INCREASE FOR PERIOD	**$681.31**
CASH AT END OF PERIOD	**$681.31**

NOTE 1 – NATURE OF OPERATIONS

HireJo Services, LLC was formed on October, 8 2015 ("Inception") in the State of Colorado. The financial statements of HireJo Services, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

HireJo Services, LLC is the first end-to-end solution for home repair and maintenance projects that provides a community of vetted handymen ready to estimate remotely on home repair projects. It provides a platform that manages the entire process: from getting estimates and hiring a handyman, to managing the project costs and providing final payment. HireJo offers standardized rates to its handymen, so that home owners are no longer left to rely primarily on price and cross their fingers. The higher rated handymen are paid better than the new or average rated contractors. Handymen are also incentivized to perform well, not just outbid their co-horts. HireJo is home repair focused. This makes for a simpler online shopping experience and facilitates a more reliable remote-estimating process, when compared to estimating for home remodel or renovation projects.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

| Level 1 | - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. |

| Level 2 | - Include other inputs that are directly or indirectly observable in the marketplace. |

| Level 3 | - Unobservable inputs which are supported by little or no market activity. |

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from service fees, contractor websites and processing fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The company has current liabilities of $5,598.10. This consists of $889 to Kabbage Inc with no interest rate and maturity date of December 31, 2018; $4,709.10 to OnDeck Capital with no interest rate and maturity date of December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – MEMBERS' EQUITY

The Company shall issue Voting Membership Interests to the Voting Members. The Voting Members may vote on all matters that Members have a right to vote on under this Agreement in proportion to their Voting Membership Interests in the Company.

The Company may also issue Non-Voting Membership Interests. Members may own Voting Membership Interests, Non-Voting Membership Interests, or both. Members who own only Non-Voting Membership Interests are Non-Voting Members and may not vote on any Company matters.

Both Voting and Non-Voting Members have identical liquidation and distribution rights unless otherwise expressly provided to the contrary in this Agreement. Voting and Non-Voting Members have the same ownership rights except for voting rights.

<u>Membership Interest Represented by Units</u>

Each Member's Initial Membership Interest is the total of his or her Voting Membership Interests and Non-Voting Membership Interests expressed as the percentage interests set forth in Figure 1. The Company shall issue Units to represent a unit of ownership in the Company. All Units confer identical rights regarding distribution or liquidation proceeds from the Company.

Additional Contributions will never result in Members being treated as owning different classes of Membership Interests.

Name of Member	Units Vested Upon Execution of Operating Agreement	Units Vesting (or Divesting) Monthly Through September 2018	TOTALS
John Rarity	12,500	37,500	50,000
John Jaramillo	12,500	0	12,500
HireJo Services, LCC	75,000	(37,500)	37,500

Figure 1. Membership Interests

NOTE 6 – RELATED PARTY TRANSACTIONS

Not applicable

NOTE 7 – SUBSEQUENT EVENTS

On September 26, 2017 HireJo Services, LLC converted into HireJoe, Inc., a Colorado Corporation.

The Company authorized 5,000,000 and issued 1,000,000 shares of Common Stock as set forth in Figure 2.

Name	Number of Shares	Percentage of Ownership
Paul Wagner	418,750.00	41.875%
John Rarity	318,750.00	31.875%
John Jaramillo	62,500.00	6.25%
Stock Pool for Start Engine	100,000.00	10.00%
Stock Pool for Bonuses and New Executives	100,000.00	10.00%
TOTAL	1,000,000.00	100.00%

Figure 2. Issued Common Stock

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

















Hirejoe is pending **StartEngine Approval.**

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $100K goal
HireJoe
Find, Hire and Pay Handymen
Small OPO
Boulder, CO
Professional Services
Accepting International Investment

HIREJOE.COM
HANDYMAN SERVICES
The Complete Solution for Home/Apt Repairs & Maintenance
5-Star Guaranteed Service
Pre-negotiated Pricing
Verified Contractors
Payment Facilitation
"Happy Homeowners. Happy Contractors."
Revenue: $180K to Date

Home Repair Made Simple

Start a home repair project in 1 Minute!

Find, Hire and Pay Top-Rated Home-Pros through the HireJoe App!

- Upload Photos & Description of your home repair project
- Immediately see a list of local, verified handymen and women
- Pick your handyman (not have one picked for you)
- Quickly receive estimates
- Hire your handyman or woman
- Track costs & Pay your home pro!

Great features - all through the HireJoe App!

What sets us apart:

- We never charge annual fees or lead fees
- We never give you computer generated estimates
- We connect you directly with the handyman of your choice
- Satisfaction guarantee - pay only when you're work is done right!

HireJoe handymen bill the same rates per project and invoice you only through our App. When you see a review, you KNOW it's from a customer just like you!

We built and tested the App with over 500+ completed home & apt repair projects in Colorado!

Download the HireJoe App at HireJoe.com. GET IT DONE!

Investment
$1/share of Common Stock | When you invest you are betting the company's future value will exceed $1M.

Perks
$100 - if you invest $100, you will receive a social media shout-out and signed thank you card from the HireJoe team.
$250 — If you invest $250, you will receive a Limited Edition "Get it Done!" T-shirt and signed thank you card from the HireJoe team.
$ 500 — If you invest $500, you will receive a personal phone call from the CEO, a free 30-minute business consultation and our Limited Edition "Get it Done!" T-shirt.
$1,000 — If you invest $1,000, you will receive an invitation to our official launch party in Denver, CO, plus $100 in HireJoe Credits, Limited Edition "Get it Done!" T-shirt.
$5,000 — If you invest $5,000, you will receive RT airfare + 1 nights lodging for 1 person to our launch party, plus $500 in HireJoe Credits, and our Limited Edition "Get it Done!" T-shirt.
$ 10,000 — If you invest $10,000, you will receive RT airfare + 1 nights lodging for 2 people to our launch party, plus $1,000 in HireJoe Credits, a framed photo with the HireJoe Team and of course our Limited Edition "Get it Done!" T-shirt.

*All perks occur after the offering is completed.

Transparent - Open - Effective

Transparent
We all want to know how much we're paying and for what. With HireJoe, there are no subscription or lead generation fees. Our service fee of 15% is factored into the total labor cost. Our handymen keep 85% of work well done and have the opportunity to earn more based on positive reviews and hours worked per month!

Open
HireJoe is a family of home service pros and customers. HireJoe handymen charge the same rates according to job-type and estimates are based on how long it will take to complete a job. The more efficient or experienced home pros typically offer the better rates! Customers have access to handymen profiles, each one rated by customers just like them.

Effective
The HireJoe platform was developed through working real home repair jobs, not in a lab or through computer modeling. HireJoe has proven to be more than 95% accurate in providing remote estimates. And HireJoe home pros can easily edit labor and supply costs before and after starting a project, in case there's more work to get done. The HireJoe process is effective, helping the customer find, hire and pay reliable home service pros at great rates, all in one place.

HireJoe. Get it Done.

HIREJOE.COM
HANDYMAN SERVICES
TRACTION
REVENUE
run rate of $220k (Q2 2016)
125+
registered homeowners (25+ contractors recruited)
1000+
projects completed
APPROVAL RATE
70%
AVERAGE ORDER SIZE
$567
PROPERTY MGMT
100% BUY-IN

HIREJOE.COM
HANDYMAN SERVICES
DIFFERENTIATORS
01
PRE-NEGOTIATED PRICING
02
ACCURATE ESTIMATES
03
FLEXIBLE PROJECT SCOPE
04
VERIFIED CONTRACTORS
HireJo standardizes pay, facilitates payment, allows homeowners to directly select and rate their contractors and is App focused.

HireJoe, a brief history

- **January, 2016** HireJoe is founded in order to address a real need by a local property management company. The original founders were tasked with addressing a sever backlog in work orders, while identifying key sticking points in managing a variety of home repair scenarios. From hiring contractors, managing costs, billing and payment collection. HireJoe hit it out of the park - right from day one.
- **March, 2016** $28k in revenues and 30+ projects later, we begin development of a more sophisticated version of the HireJoe apps.
- **June, 2016** The Alpha version of the apps are launched within a closed group and eventually opened to the Colorado market, reaching an 80% referral-base and countless repeat users.
- **November, 2016** Updates and new functionalities are developed, tested and implemented, all based on initial user feedback. Seeing the need for a larger-scale property-management app, we begin to develop functionalities that address this massive market.
- **March, 2016** Seasoned tech-investor and tech-author Paul Wagner joins the team, assesses the organizational and technology needs and begins to invest in the next generation of the HireJoe Apps. He assumes the role of CEO in August 2017 with a vision that reflects his impressive background.
- **November, 2017** The Beta version of the HireJoe apps are released. Currently in testing. Early signs show that the apps are faster, more reliable and show incredible promise. These are the apps we've been waiting for. GAME ON!

The App

PRODUCT: HIREJOE APPS
HIREJOE.COM
HANDYMAN SERVICES
The Complete Solution for Home/Apt Repairs & Maintenance
Typical services:
Home repairs, lawn maintenance, house cleaning and more
FOR CUSTOMERS:
A mobile platform which enables search, quote, book, pay & review service for home repairs & maintenance
FOR CONTRACTORS:
An online marketplace to quickly and conveniently source, secure and be paid for home repairs & maintenance work

We Got Your Back!

Once you Start your home repair project with HireJoe, your deposit is safe with us.

You don't pay until your repair is done right, or you get your money back!

HireJoe takes its time finding quality and reliable handymen. They work for you to get the job done right!

When your HireJoe home pro arrives, just show them where to go and click Start in your App. Most customers typically add an item or two after their handyman arrives - no problem! HireJoe handymen can easily modify labor and supply costs before and after a project has started.

"My handyman did a great job. Prompt, efficient, friendly. Will use again!"
– Amy P., Homeowner

Secure connection of homeowners to contractor
Real Estimates
Competitive pricing model

HIREJOE.COM
HANDYMAN SERVICES
The Complete Solution for Home/Apt Repairs & Maintenance

Start a Project in a MINUTE

To start a home repair or maintenance project:

1. Take a photo
2. Upload it to our app with a description
3. Pick your handymen to deliver a quote

No wasted time scheduling estimates or annoying phone calls. You pick who contacts you. You pick your estimate.

Clear Pricing All HireJoe home pros charge the same rates. And the more experienced ones are typically more efficient and offer the best estimates! So you get to avoid bidding wars and price haggling. Plus, no invoices or cash needed. Sign-up and pay with your credit card! Easy-peasy.

Quality Matters Rate your handyman at the end of the project. HireJoe rewards good reviews with bonuses. Higher reviews = higher earnings. The more experienced handymen typically bid the best prices. Win/Win.

Handyman Services Industry: Past - Present - Future

Over the past five years, revenue for the Home Maintenance industry grew at an annualized 2.8% to **$2.5 billion**, including a projected 0.7% increase in 2016 alone. Commonly known as the jack-of-all-trades, these businesses provide a range of household repairs and maintenance activities such as minor plumbing work, electrical system repairs, minor roofing repairs and painting projects. During this period, the industry's close ties to the residential construction market aided in its expansion.

In 2012, demand for handyman service franchises jumped 6.6% as per capita disposable income grew by more than 2.0% for the first time since the recession. Moreover, federal tax incentives aimed at energy-efficiency upgrades have also benefited the industry by increasing demand for insulation work and window and door installation services. Overall, analyst consensus estimates project revenue to grow an annualized 1.8% to $2.8 billion through 2021.

Source: IbisWorld Industry Research Report, 2016

The Future

Online shopping for home services is just starting to happen. Your SMART home will be doing it for you in the future. *The HireJoe platform is already proving to be a highly transparent and scalable solution.* Our home repair focus and remote estimating model sets-up HireJoe to directly interface with the future of SMART homes: automatically notifying repair technicians of a home repair need without the homeowner ever having to get involved in the process!

Books, Travel, Home Goods... all have successfully ventured into the online purchasing arena and have doubled or tripled annual revenues, year-to-year. So what's holding home services back? The same issues that held back the average vehicle owner from carrying paying passengers, or the average home owner from renting a room: **a transparent, open and effective platform**.

BUYING SERVICES ONLINE
The convenience of online shopping has extended across numerous categories: including books, Travel, and Food delivery
Its time for home services....the shift is just begining
We expect instant prices for everything we buy online...not a visit from a salesman

HireJoe is founded
We're hired to help a local property management company with dozens of overdue and poorly executed projects. We also work with home owners on renovation projects.
January, 2016
June, 2016
Our Alpha is launched!
$128k in revenues and 100+ projects later, alpha testing begins: 80% referral-base, 15% repeat-users and scores are above average on ease-of-use / functionality.
Funded through StartEngine (ANTICIPATED)
Beta testing resumes as funds become available.
December, 2017
January, 2018
Version 1.0 launched!
Anticipated Version 1.0 release (ANTICIPATED)
State-wide introduction of our latest version, ready for market-wide adoption.
Multi-state release (ANTICIPATED)
Staggered introduction to select cities in multiple states. These are projections, not guarantees.
July, 2018
December, 2019
Operating in 13 Major Cities (ANTICIPATED)
Sustained growth built upon a proven, scalable model quickly attracts customers in select cities to join the HireJoe platform.

Meet the Founders

Paul Wagner
CEO, CTO, Chairman
Paul is co-founder of HireJoe and serves as its CTO, CEO, Chair and Treasurer since September 2017. In January of 1998, Paul founded CreativeLab.TV and currently serves as its CEO. CreativeLab specializes in enterprise web and mobile tech development. His clients have included Google, Aetna, IBM, AT&T, Reebok, Sprint, AOL, among other. From June 2015 to August 2016, Paul also founded and served as CEO/ CTO for Collabsy.com, a project management software application. Paul is also a 5-Time EMMY® Award Winner, author of "Startup Confidential" and has worked as an executive in Technology and Entertainment for over 25 years.

John Rarity
CIO, Vice-president
John is the Founder of HireJoe and serves as its CIO, Vice-president and Secretary since September 2017. He previously served as CEO from October, 2015 to September 2017. In 2012, John founded PKB Fit, LLC and continues to serve as its Director of Product and Business Development. Pending the closing of funding through StartEngine, John will be stepping down from PKB Fit and focusing full-time on HireJoe. John is also passionate about personal development (Mindfuly.com) and leads meet-up groups on entrepreneurship and mindfulness in the Denver-area. He holds a BS in Business Administration from UT at Austin.

And the Rest of the Team

Ian Leaman
Advisor
CFO, Board Member level experience and M&A Deal Leader, delivering C-Suite financial skills and experience

Offering Summary

Maximum 100,000 shares of Common Stock ($100,000)

Minimum 10,000 shares of Common Stock ($10,000)

Company	HireJoe, Inc., a Colorado corporation (the "Company").
Corporate Address	2525 Arapahoe Ave, Ste E4-242, Boulder, CO 80302
Description of Business	Is a free and easy way for homeowners to hire handymen and manage home repair projects from inception to completion.
Type of Security Offered	Common Stock
Minimum Investment Amount (per investor)	$100 (100 shares)
Price	$1 per share.

Perks
$100 - if you invest $100, you will receive a social media shout-out and signed thank you card from the HireJoe team.
$250 — If you invest $250, you will receive a Limited Edition "Get it Done!" T-shirt and signed thank you card from the HireJoe team.
$ 500 — If you invest $500, you will receive a personal phone call from the CEO, a free 30-minute business consultation and our Limited Edition "Get it Done!" T-shirt.
$1,000 — If you invest $1,000, you will receive an invitation to our official launch party in Denver, CO, plus $100 in HireJoe Credits, Limited Edition "Get it Done!" T-shirt.
$5,000 — If you invest $5,000, you will receive RT airfare + 1 nights lodging for 1 person to our launch party, plus $500 in HireJoe Credits, and our Limited Edition "Get it Done!" T-shirt.
$ 10,000 — If you invest $10,000, you will receive RT airfare + 1 nights lodging for 2 people to our launch party, plus $1,000 in HireJoe Credits, a framed photo with the HireJoe Team and of course our Limited Edition "Get it Done!" T-shirt.
*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company will not incur any Irregular Use of Proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

00:01[Music]

00:05hi I'm Paul Wagner CEO of hire Joe calm

00:09we love what we're doing at hire Joe

00:11we're talking to contractors handy men

00:13and women quality hard-working people

00:16who are looking to make a living and do

00:18it in a way that doesn't cause them

00:19stress and allows them to manage their

00:22small businesses that's why we built

00:25this app and we want to bring it to more

00:27and more of the public we're starting

00:29out in Colorado things are going really

00:30well here and we could certainly use

00:32your support and investment visit us in

00:35hire Joe comm download the app check it

00:37out give us feedback and if you've got

00:39any questions just give us a holler you

00:41can reach me at Paul at hire Joe comm or

00:44my partner his name is John rarity John

00:47can be found in John at hire Joe comm

00:49hire Joe comm get it done thanks why

00:54between work school and taking care of

00:57family I don't have time to manage home

00:59repair projects that's why I downloaded

01:02the hire Joe hat super easy to use I

01:05upload pictures of my repair project to

01:08hi Joe enter a description and in no

01:10time a handyman shows up to fix it hi hi

01:16now get to work alright with hire Joe I

01:21can do everything through the app find

01:24hire and pay talented home pros

01:27I can even track the cost all the home

01:30pros charge the same right so I don't

01:33have to worry about getting a fair price

01:35and it's 100% guaranteed you're all set

01:41thanks what are you waiting for

01:45hire Joe get it done

01:48[Music]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.